NORTHEAST BANCORP
Exhibit 11. Statement Regarding Computation of Per Share Earnings

	Three Months Ended	Three Months Ended
	September 30, 2007	September 30, 2006
EQUIVALENT SHARES:

Weighted Average Shares Outstanding	2,415,952	2,448,762

Total Diluted Shares	2,432,977	2,470,202
		.
Net Income	$430,565	$454,667

Basic Earnings Per Share	$0.18	$0.19

Diluted Earnings Per Share	$0.18	$0.18